Exhibit 10.73

***Text Omitted and Filed Separately with the Securities and Exchange Commission. Confidential Treatment Requested Under 17 C.F.R. Sections 200.80(b)(4) and 240.24b-2.

October 13, 2016

David A. Happel

CONFIDENTIAL

Dear Mr. Happel,

As you are aware, on September 12, 2016, Raptor Pharmaceutical Corp. (the “Company”) entered into a definitive agreement to be acquired by Horizon Pharma plc. (“Parent”). We expect the acquisition to close by the end of October of this year (the date the acquisition closes, the “Closing”).

We are committed to a seamless and smooth transition and in order to promote these goals, we have adopted a transition services program pursuant to which you are eligible to earn a retention bonus for your continued service from the Closing through December 31, 2016 ( or earlier termination by the Company or Horizon without Cause), subject to certain conditions described in more detail below. As a participant in the program, you will be eligible to earn and receive an amount equal to $128,000 (the “2016 Retention Bonus”), less any applicable state, federal and local income taxes as well as any applicable employment or excise taxes, subject to your continued employment with the Company through December 31, 2016 (or earlier termination by the Company or Horizon without Cause) and your compliance with the terms of this letter agreement.

As a condition to your participation in this program and eligibility to earn the 2016 Retention Bonus and in consideration therewith, you hereby expressly waive any right that you may have to be paid the target amount of your 2016 performance bonus under the Company’s 2016 bonus program at the Closing. You will instead have the opportunity to earn a 2016 performance bonus under the Company’s 2016 bonus program (the “2016 Performance Bonus”) subject to your continued employment with the Company through December 31, 2016 (or earlier termination by the Company or Horizon without Cause) and your compliance with the terms of this letter agreement. If earned, the amount of your 2016 Performance Bonus awarded to you will be equal to the lesser of: (i) your target 2016 bonus amount, and (ii) the amount of 2016 bonus determined pursuant to the applicable performance criteria previously established for the Company’s 2016 bonus program for you, as specified on the attached Exhibit A, based on the actual performance levels attained through December 31, 2016, as determined by Parent in its sole discretion. In no event will you be eligible to earn more than your target 2016 bonus amount as specified on the attached Exhibit A. Parent’s determination of your actual 2016 Performance Bonus amount awarded to you will be final and binding. Your 2016 Performance Bonus will be paid to you less any applicable state, federal and local income taxes as well as any applicable employment or excise taxes.

If you satisfy this continued service requirement through December 31 , 2016 (the “2016 Transition Period End Date”) or are earlier terminated by the Company or Horizon without Cause, and comply with the terms of this letter agreement, your 2016 Retention Bonus will be payable in a lump-sum on the first regular payroll in January 2017. If you satisfy this continued service requirement through the 2016 Transition Period End Date or are earlier terminated by the Company or Horizon without Cause, and comply with the terms of this letter agreement, your 2016 Performance Bonus will be payable in a lump-sum as soon as practicable following the determination by Parent’ of the applicable level of attainment of the performance goals, but in no event will be paid later than March 15, 2017.

We have also adopted an additional transition services bonus program pursuant to which you are eligible to earn an additional bonus for your continued service from January 1, 2017 through May 15, 2017 (the “2017 Transition Period End Date”), subject to certain conditions described in more detail below. As a participant in this program, you will be eligible to earn and receive an additional amount equal to $335,000 (the “2017 Retention Bonus”), less any applicable state, federal and local income taxes as well as any applicable employment or excise taxes, subject to your continued employment with the Company through the 2017 Transition Period End Date or earlier termination by the Company or Horizon without Cause and your compliance with the terms of this letter agreement. If earned, your 2017 Retention Bonus will be paid to you in a single lump sum on the first regular payroll following the 2017 Transition Period End Date. You will not be eligible to receive the 2017 Retention Bonus if your employment terminates prior to the 2017 Transition Period End Date due to your resignation for any reason, death or disability (within the meaning of Section 22(e) of the Code).

The period from the Closing through the 2017 Transition Period End Date (or, if earlier, the date of your termination by the Company or Horizon without Cause) is the “Transition Period.” During the Transition Period you shall continue to provide services in your area of expertise and responsibility including as related to the following goals: assisting with the Quinsair launch in Canada and preparation for U.S. and assisting in Procysbi and Quinsair commercial transition outside the U.S. and Procybi in the U.S. (your “Responsibilities”). You agree to continue to devote your best efforts and substantially all of your business time and attention to the business of the Company during this period and keep the Company regularly apprised of your activities in order to facilitate this process.

If, after the Closing but prior to the 2017 Transition Period End Date, (1) your employment with the Company is terminated by the Company or Horizon for reasons other than for Cause, or (2) the Company or Horizon provides you with written direction not to devote all of your business time and attention to the business of the Company during this period, then if any payment or benefit you receive in connection with the acquisition or otherwise (“Payment”) would (A) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (B) as such, is subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall pay to you an additional cash amount (the “Gross-Up Payment”) with respect to each such Payment. The amount of each Gross-Up Payment shall be sufficient that, after paying (A) any Excise Tax on the Payment, (B) any federal, state or local income or employment taxes and Excise Tax on the Gross-Up Payment, and (C) any interest and penalties imposed in respect of the Excise Tax, you will retain an amount equal to the full amount of the Payment. Any Gross-Up Payment, as determined in accordance with this letter agreement, shall be paid by the Company to you at the same time withholding taxes for the related excise tax is due. You will not be eligible to receive the Gross-Up

Payment if your employment terminates prior to the 2017 Transition Period End Date due to your resignation for any reason, death or disability (within the meaning of Section 22(e) of the Code).

If you are not entitled to a Gross-Up Payment and any payment or benefit you would receive from the Company or otherwise pursuant to the acquisition of the Company by Parent (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order: (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits payable to you.

If you are not entitled to a Gross-Up Payment and it is subsequently determined by the U.S. Internal Revenue Service that some portion of the Reduced Amount as determined pursuant to clause (x) in the preceding paragraph is subject to the Excise Tax, you agree to promptly return to the Company a sufficient amount of the Payment so that no portion of the Reduced Amount is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount is determined pursuant to clause (y) in the preceding paragraph, you will have no obligation to return any portion of the Payment pursuant to the preceding sentence.

For the avoidance of doubt, the benefits provided by this letter agreement shall not be in lieu of or in any way amend any rights to base salary, severance or other benefits under your employment agreement or change in control severance agreement with the Company. You hereby reaffirm your commitment to remain in compliance with the Employee Invention Assignment and Confidentiality Agreement entered into between you and the Company (the “Confidentiality Agreement”). You acknowledge and agree that the benefits described in this letter agreement are subject to all of the terms and conditions set forth above, including your agreement to remain in compliance with the Confidentiality Agreement and that if you fail to do so, any right you may have to receive the bonuses and other benefits described in this letter will be forfeited. Please indicate your acceptance of and agreement to, the terms and conditions of this letter agreement by signing and returning a copy of this letter agreement to Justin Ford.

Yours sincerely,

Julie Anne Smith

President and CEO

Raptor Pharmaceutical Corp.

Acknowledged, agreed and accepted:

/s/ David A. Happel
David A. Happel
Date:	10/13/16

APPENDIX

“Cause” means (i) your commission of a felony or other crime involving moral turpitude; (ii) any willful act or acts of dishonesty, embezzlement or fraud you undertake that are intended to result in substantial gain or personal enrichment for you, your family or any third party at the expense of the Company or Horizon; (iii) your commission of any willful act of gross misconduct which is materially and demonstrably injurious to the Company or Horizon; (iv) your material breach of the letter agreement to which this Appendix is attached, your employment, severance or other similar written agreement with the Company or the Confidentiality Agreement, (v) your unauthorized use or disclosure of any proprietary information or trade secrets of the Company, Horizon or any other party that you owe an obligation of nondisclosure as a result of your relationship with the Company; and/or (vi) your gross negligence or willful failure to substantially perform your Responsibilities to the Company or willful and deliberate violation of a material Company policy. For the avoidance of doubt, the termination of your employment as a result of your death or your inability to perform the essential functions of your job due to permanent disability (within the meaning of Section 22(e) of the Internal Revenue Code of 1986, as amended) will not be deemed to constitute a termination without Cause.

EXHIBIT A

2016 BONUS PERFORMANCE CRITERIA

Target 2016 Bonus Amount: $156,975

Horizon will determine the level of attainment of the corporate goals and your individual performance level and applicable amount of 2016 bonus payments in accordance with the following criteria, which are set forth in Raptor’s proxy statement and are consistent with the Raptor Compensation Committee’s stated policy and historical practice:

•	After evaluation of performance, achievement scores may be awarded which recognize partial performance of a goal or recognize additional score points for exceptional performance due to unanticipated challenges or superior performance.

•	Awards can vary to up to 125% of the target percentage based on assessment of achievement above the targeted levels, of meaningful additional goals or sustained superior performance in the conduct of duties and responsibilities in the employee’s position.

In determining your 2016 bonus award, corporate goals are weighted at 80% and your individual 2016 performance is weighted at 20%.

The corporate goals established for the 2016 bonus program are:

Weight	2016 Corporate Goals

30%	Achieve WW net sales revenue of $120M

15%	Launch QUINSAIR in Europe by 1st half of 2016

20%	Acceptance of QUINSAIR NDA for CF in the U.S.

15%	End 2016 with sufficient cash to provide planned funded runway through June 30, 2018

20%

Advance pipeline by achieving certain internal and external development.

a) 10% First patient dosed for MP-376 P2 in BE;

b) 10% Generate data from clinical and/or non-clinical studies to inform dose selection, advance discussions with FDA and EMA regarding the full development plan including the pivotal Phase 3 HD study and make substantial progress to partner or out-license the RP-103 HD program.

The individual goals established for the 2016 bonus program are:

Weight	2016 Individual Goals

35%	[…***…]

20%	[…***…]

25%	[…***…]

***Confidential Treatment Requested

10%	[…***…]

5%	[…***…]

5%	[…***…]

Horizon’s determination of your 2016 bonus award will be final and binding on you and all other parties. Regardless of performance levels, in no event are you eligible to be awarded more than your Target 2016 Bonus Amount.

***Confidential Treatment Requested

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